Exhibit 99.1

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Qorvo, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share data)

	March 28, 2026	March 29, 2025
ASSETS
Current assets:
Cash and cash equivalents	$1,219,015	$1,021,176
Accounts receivable, net of allowance of $301 and $309 as of March 28, 2026 and March 29, 2025, respectively	382,509	386,719
Inventories	553,718	640,992
Prepaid expenses	36,724	32,808
Other receivables	16,172	11,023
Other current assets	98,176	74,557
Total current assets	2,306,314	2,167,275
Property and equipment, net	710,392	801,895
Goodwill	2,353,226	2,389,741
Intangible assets, net	121,506	273,478
Long-term investments	16,295	23,433
Other non-current assets	317,857	277,309
Total assets	$5,825,590	$5,933,131
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$242,870	$260,663
Accrued liabilities	248,160	287,981
Other current liabilities	221,727	234,538
Total current liabilities	712,757	783,182
Long-term debt	1,549,154	1,549,215
Other long-term liabilities	219,380	208,422
Total liabilities	2,481,291	2,540,819
Commitments and contingent liabilities (Note 11)
Stockholders’ equity:
Preferred stock, $.0001 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock and additional paid-in capital, $0.0001 par value; 405,000 shares authorized; 87,741 and 92,920 shares issued and outstanding at March 28, 2026 and March 29, 2025, respectively	3,301,450	3,431,308
Accumulated other comprehensive income (loss)	4,061	(5,013)
Retained earnings (accumulated deficit)	38,788	(33,983)
Total stockholders’ equity	3,344,299	3,392,312
Total liabilities and stockholders’ equity	$5,825,590	$5,933,131

See accompanying notes.

Qorvo, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share data)

	Fiscal Year
	2026	2025	2024
Revenue	$3,678,517	$3,718,971	$3,769,506
Cost of goods sold	1,990,415	2,183,382	2,281,011
Gross profit	1,688,102	1,535,589	1,488,495
Operating expenses:
Research and development	726,122	747,709	682,249
Marketing and selling	215,485	231,912	217,273
General and administrative	165,189	171,712	171,867
Goodwill and intangible asset impairment	82,369	192,569	221,414
Other operating expense	87,513	96,160	103,991
Total operating expenses	1,276,678	1,440,062	1,396,794
Operating income	411,424	95,527	91,701
Interest expense	(73,134)	(78,328)	(69,245)
Other income, net	59,983	48,700	51,104
Income before income taxes	398,273	65,899	73,560
Income tax expense	(59,284)	(10,284)	(143,882)
Net income (loss)	$338,989	$55,615	$(70,322)
Net income (loss) per share
Basic	$3.66	$0.59	$(0.72)
Diluted	$3.62	$0.58	$(0.72)
Weighted-average shares of common stock outstanding:
Basic	92,592	94,586	97,557
Diluted	93,547	95,450	97,557

See accompanying notes.

Qorvo, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Fiscal Year
	2026	2025	2024
Net income (loss)	$338,989	$55,615	$(70,322)
Other comprehensive income (loss), net of tax:
Change in pension liability	366	358	(123)
Foreign currency translation adjustment, including intra-entity foreign currency transactions that are of a long-term investment nature	8,739	(247)	(1,787)
Reclassification adjustments, net of tax:
Foreign currency gain realized upon liquidation of subsidiary	—	(26)	—
Amortization of pension actuarial gain	(31)	(1)	(12)
Other comprehensive income (loss)	9,074	84	(1,922)
Total comprehensive income (loss)	$348,063	$55,699	$(72,244)

See accompanying notes.

Qorvo, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(In thousands)

	Common Stock and Additional Paid-in Capital		Accumulated Other Comprehensive	Retained Earnings (Accumulated
	Shares	Amount	Income (Loss)	Deficit)	Total
Balance, April 1, 2023	98,649	$3,821,474	$(3,175)	$84,495	$3,902,794
Net loss	—	—	—	(70,322)	(70,322)
Other comprehensive loss	—	—	(1,922)	—	(1,922)
Exercise of stock options and vesting of restricted stock units, net of shares withheld for employee taxes	629	(25,787)	—	—	(25,787)
Issuance of common stock in connection with employee stock purchase plan	479	35,045	—	—	35,045
Repurchase of common stock, including transaction costs and excise tax	(3,959)	(299,204)	—	(103,771)	(402,975)
Stock-based compensation	—	119,539	—	—	119,539
Balance, March 30, 2024	95,798	$3,651,067	$(5,097)	$(89,598)	$3,556,372
Net income	—	—	—	55,615	55,615
Other comprehensive income	—	—	84	—	84
Exercise of stock options and vesting of restricted stock units, net of shares withheld for employee taxes	626	(31,214)	—	—	(31,214)
Issuance of common stock in connection with employee stock purchase plan	499	34,234	—	—	34,234
Repurchase of common stock, including transaction costs and excise tax	(4,003)	(358,761)	—	—	(358,761)
Stock-based compensation	—	135,982	—	—	135,982
Balance, March 29, 2025	92,920	$3,431,308	$(5,013)	$(33,983)	$3,392,312
Net income	—	—	—	338,989	338,989
Other comprehensive income	—	—	9,074	—	9,074
Exercise of stock options and vesting of restricted stock units, net of shares withheld for employee taxes	769	(32,018)	—	—	(32,018)
Issuance of common stock in connection with employee stock purchase plan	656	36,889	—	—	36,889
Repurchase of common stock, including transaction costs and excise tax	(6,604)	(270,517)	—	(266,218)	(536,735)
Stock-based compensation	—	135,788	—	—	135,788
Balance, March 28, 2026	87,741	$3,301,450	$4,061	$38,788	$3,344,299

See accompanying notes.

Qorvo, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year
	2026	2025	2024
Cash flows from operating activities:
Net income (loss)	$338,989	$55,615	$(70,322)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	151,338	163,222	193,035
Intangible assets amortization	111,051	133,614	127,898
Deferred income taxes	(39,384)	(84,737)	19,405
Goodwill and intangible asset impairment	82,369	192,569	221,414
Stock-based compensation expense	136,070	136,346	120,834
Other, net	(13,421)	31,966	78,521
Changes in operating assets and liabilities:
Accounts receivable, net	3,154	26,807	(105,776)
Inventories	86,616	18,188	92,909
Prepaid expenses and other assets	(18,510)	(24,348)	(23,174)
Accounts payable	(4,886)	7,178	89,139
Accrued liabilities	(45,325)	(45,777)	130,979
Income taxes payable and receivable	942	(4,103)	8,681
Other liabilities	19,628	15,662	(50,354)
Net cash provided by operating activities	808,631	622,202	833,189
Cash flows from investing activities:
Purchases of property and equipment	(129,070)	(137,600)	(127,230)
Proceeds from sales of property and equipment	51,711	7,059	49,548
Purchases of businesses, net of cash acquired	—	(791)	(82,974)
Proceeds from sales of businesses	21,472	173,117	20,000
Other investing activities	12,287	(5,230)	4,186
Net cash (used in) provided by investing activities	(43,600)	36,555	(136,470)
Cash flows from financing activities:
Payment and repurchase of debt	—	(439,124)	(58,309)
Net (payments) proceeds from purchase and sale of inventories subject to repurchase	(11,711)	130,204	—
Repurchase of common stock, including transaction costs	(532,552)	(356,336)	(400,054)
Proceeds from the issuance of common stock	35,492	35,741	36,918
Tax withholding paid on behalf of employees for restricted stock units	(32,018)	(31,250)	(27,111)
Other financing activities	(25,737)	(23,597)	(11,018)
Net cash used in financing activities	(566,526)	(684,362)	(459,574)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(666)	(2,477)	3,170
Net increase (decrease) in cash, cash equivalents and restricted cash	197,839	(28,082)	240,315
Cash, cash equivalents and restricted cash at the beginning of the period	1,021,176	1,049,258	808,943
Cash, cash equivalents and restricted cash at the end of the period	$1,219,015	$1,021,176	$1,049,258
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$1,219,015	$1,021,176	$1,029,258
Restricted cash included in “Other current assets”	—	—	20,000
Total cash, cash equivalents and restricted cash	$1,219,015	$1,021,176	$1,049,258
Supplemental disclosure of cash flow information:
Cash paid during the year for interest, net of amounts capitalized	$73,169	$76,336	$55,270
Capital expenditures included in liabilities	$24,740	$65,221	$70,127

See accompanying notes.

Qorvo, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

March 28, 2026

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Qorvo, Inc. (the “Company” or “Qorvo”) is a global leader in the development and commercialization of technologies and products for wireless, wired and power markets. Qorvo was formed as the result of a business combination (the “Business Combination”) of RF Micro Devices, Inc. and TriQuint Semiconductor, Inc. (“TriQuint”), which closed on January 1, 2015.

The Company’s design expertise and manufacturing capabilities span multiple process technologies. As of March 28, 2026, the Company’s primary wafer fabrication facilities are located in Oregon and Texas, and its primary assembly and test facilities are located in Germany and Texas. The Company also sources products and materials through external suppliers. The Company operates design, sales and other manufacturing facilities throughout Asia, Europe and North America.

The Company is organized into three operating and reportable segments that align technologies and applications with customers and end markets: High Performance Analog (“HPA”), Connectivity and Sensors Group (“CSG”) and Advanced Cellular Group (“ACG”).

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the fiscal 2026 presentation.

Accounting Periods

The Company uses a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year. Approximately every five to six years, the Company reports a 53-week fiscal year to align with the foregoing policy. The most recent three fiscal years ended on March 28, 2026, March 29, 2025 and March 30, 2024. Fiscal years 2026, 2025, and 2024 were 52-week years, with each fiscal quarter consisting of 13 weeks.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent liabilities. The Company evaluates its estimates on an ongoing basis, including those related to revenue recognition, product warranty obligations, valuation of inventories, tax-related contingencies, valuation of long-lived and intangible assets, other contingencies and litigation, among others. The Company generally bases its estimates on historical experience, expected future conditions and third-party evaluations. Actual results could differ materially from these estimates, and such differences could affect the results of operations reported in future periods.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposit accounts, money market funds and other short-term, highly liquid investments with original maturities of three months or less when purchased.

Investments

The Company has investments in limited partnerships which are accounted for using the equity method. These equity method investments are classified as “Long-term investments” in the Consolidated Balance Sheets. The Company records its share of the financial results of the limited partnerships in “Other income, net” in the Company’s Consolidated Statements of Operations.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The Company also invests in other privately held entities. These investments are measured using the most appropriate valuation methodology based on the specific characteristics of the security and are classified as “Long-term investments” in the Consolidated Balance Sheets.

The Company assesses its investments for impairment on a quarterly basis and considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Qualitative factors considered include the investee’s financial condition and business outlook, market for technology and other relevant events and factors affecting the investee. Investments are impaired when their fair value is less than their carrying value.

Fair Value Measurement

The Company measures and reports certain financial assets and liabilities on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes its financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is described as follows:

•Level 1 - includes instruments for which inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•Level 2 - includes instruments for which the inputs are other than quoted prices that are observable for the asset or liability, either directly or indirectly.

•Level 3 - includes instruments for which the valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These inputs are supported by little or no market activity and reflect the use of significant management judgment.

The Company also holds assets whose fair value is measured and recorded on a nonrecurring basis. These assets include equity method investments, equity investments without a readily determinable fair value and certain non-financial assets, such as intangible assets and property and equipment. Intangible assets, including goodwill, are adjusted to fair value after initial recognition only if an impairment charge is recognized, which is generally determined using a discounted cash flow model based on significant unobservable inputs (Level 3).

Invested funds under the Company’s non-qualified deferred compensation plan are held in a rabbi trust and consist of mutual funds. The fair value of the mutual funds is calculated using the net asset value per share determined by quoted active market prices of the underlying investments and are considered Level 1 in the fair value hierarchy.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable and other accrued liabilities approximate fair values because of the relatively short-term maturities of these instruments.

Inventories

Inventories are stated at the lower of cost or net realizable value (cost is based on standard cost, which approximates actual average cost). Cost includes labor, materials and manufacturing overhead related to the purchase and production of inventories. In accordance with Accounting Standards Codification (“ASC”) 330, “Inventory” (“ASC 330”), abnormal manufacturing costs are charged to “Cost of goods sold” in the Consolidated Statements of Operations in the period incurred rather than as a portion of inventory cost.

The Company’s business is subject to the risk of technological and design changes. The Company evaluates inventory levels quarterly against demand forecasts on a material or product family basis to evaluate its overall inventory risk. Reserves are adjusted to reflect inventory values in excess of demand forecasts and management’s analysis and assessment of overall inventory risk. Product-specific facts and circumstances reviewed in the inventory valuation process include a review of the customer base, market conditions and customer acceptance of the Company’s products and technologies, as well as an assessment of the selling price in relation to the product cost. In the event the Company sells inventory that was previously covered by a specific inventory reserve, the sale is recorded at the actual selling price and the cost of goods sold for this inventory is recorded at its inventory cost, net of the reserve.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

In fiscal 2025, the Company completed the sale of its assembly and test operations in Beijing and Dezhou to Luxshare Precision Industry Co., Ltd. (“Luxshare”). Pursuant to a supply agreement with Luxshare, the Company is obligated to repurchase inventory that it sold to Luxshare subsequent to the performance of assembly and test services by Luxshare. Although legal title of the inventory resides with Luxshare, in accordance with ASC 606 “Revenue from Contracts with Customers” (“ASC 606”), the Company will continue to recognize the inventory on its balance sheet and record a financial liability (which is included in “Other current liabilities” in the Consolidated Balance Sheets) equal to the cash received by the Company attributable to the inventory subject to repurchase. Changes in the amount outstanding under the supply agreement related to inventory subject to repurchase are included in cash flows from financing activities in the Consolidated Statements of Cash Flows. In accordance with ASC 330, the Company capitalizes costs incurred by Luxshare to enhance the inventory by increasing its carrying value on the Company’s balance sheet and recognizing a corresponding liability. Cash paid for inventory enhancements is included in cash flows from operating activities in the Consolidated Statements of Cash Flows. Financing costs related to inventory subject to repurchase are included in “Interest expense” in the Consolidated Statements of Operations.

Product Warranty

The Company generally sells products with a limited warranty against defects in materials and workmanship and non-conformance to applicable specifications. The majority of the Company’s product warranty claims are settled through the return of the defective product and the shipment of replacement product. Accruals are estimated based upon both historical experience as well as specifically identified claims. If there is a significant increase in the rate of customer claims compared with the Company’s historical experience or if the Company’s estimates of probable losses relating to specifically identified warranty exposures require revision, the Company may record a charge against future cost of sales. Product warranty accruals and related expenses were immaterial for the periods presented.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from one to 39 years. The Company capitalizes interest on borrowings related to eligible capital expenditures. Capitalized interest is added to the cost of qualified assets and depreciated together with the asset cost. The Company’s assets acquired under leases and leasehold improvements are amortized over the lesser of the asset life or lease term (which is reasonably assured) and included in depreciation. The Company records capital-related government grants earned as a reduction to property and equipment and depreciates the net asset over the estimated useful lives of the associated assets.

The Company periodically evaluates the period over which it expects to recover the economic value of the Company’s property and equipment, considering factors such as changes in machinery and equipment technology, the ability to re-use equipment across generations of process technology and historical usage trends. If the Company determines that the useful lives of its assets are shorter or longer than originally estimated, the rate of depreciation is adjusted to reflect the revised useful lives of the assets.

The Company assesses property and equipment for impairment when events or changes in circumstances indicate that the carrying amount of its assets may not be recoverable. Factors that are considered in deciding when to perform an impairment review include an adverse change in the use of the Company’s assets or an expectation that the assets will be sold or otherwise disposed. The Company assesses the recoverability of the assets held and used by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining estimated useful lives against their respective carrying amounts. Assets identified as “held for sale” are recorded at the lesser of their carrying value or their fair market value less costs to sell.  Impairment of those assets, if any, is based on the excess of the carrying amount over the fair value less costs to sell.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Leases

The Company determines that a contract contains a lease at lease inception if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In evaluating whether the right to control an identified asset exists, the Company assesses whether it has the right to direct the use of the identified asset and obtain substantially all of the economic benefit from the use of the identified asset.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date. The lease term includes options to extend or terminate the lease when it is reasonably certain such options will be exercised. To the extent that the Company’s agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time. The Company elected the practical expedient not to separate lease and non-lease components for substantially all of its classes of leases and to account for the combined lease and non-lease components as a single lease component. In addition, the Company made an accounting policy election to exclude from the balance sheet leases with an initial term of 12 months or less. The Company assesses right-of-use assets for impairment in accordance with its long-lived asset impairment policy.

Business Acquisitions

The Company allocates the fair value of the purchase price to the assets acquired and liabilities assumed based on their estimated fair value. The excess of the purchase price over the fair values of the identifiable assets and liabilities is recorded to goodwill. Goodwill is assigned to the Company’s reporting unit that is expected to benefit from the synergies of the business combination.

A number of assumptions, estimates and judgments are used in determining the fair value of acquired assets and liabilities, particularly with respect to the intangible assets acquired. The valuation of intangible assets requires the Company to use valuation techniques such as the income approach. The income approach includes management’s estimation of future cash flows (including expected revenue growth rates and profitability), the underlying product or technology life cycles and the discount rates applied to future cash flows.

Judgment is also required in estimating the fair values of deferred tax assets and liabilities, uncertain tax positions and tax-related valuation allowances, which are initially estimated as of the acquisition date, as well as inventory, property and equipment, pre-existing liabilities or legal claims, deferred revenue and contingent consideration, each as may be applicable.

While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, the Company’s estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, any purchase price adjustments are recognized in the Consolidated Statements of Operations.

Goodwill Impairment Testing

In accordance with ASC 350, “Intangibles - Goodwill and Other” (“ASC 350”), goodwill is not amortized, but rather is reviewed for impairment at the reporting unit level on the first day of the Company’s fourth quarter of each fiscal year, or when there is evidence that events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill.

Under ASC 350, the Company has the option to first assess qualitatively whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. In performing qualitative assessments, the Company considers the following factors which could trigger a goodwill impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant changes in the manner or use of the acquired assets or the strategy for the Company’s overall business; (iii) significant negative industry or economic trends; (iv) a significant decline in the Company’s stock price for a sustained period; and (v) a significant change in the Company’s market capitalization relative to its net book value.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

If qualitative assessments conclude that it is more likely than not that the fair value of any reporting unit is less than its carrying value, quantitative assessments are performed on the applicable reporting units. The quantitative assessments may consider both the income and market approaches to estimate the fair value of a reporting unit. The income approach is based on the discounted cash flow method that uses estimates of the reporting unit’s revenue growth rates and operating margins as part of the Company’s long-term planning process, taking into consideration historical data and industry and market conditions. The discount rate used to determine the present value of future cash flows is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the ability to execute on the projected cash flows. The market approach estimates fair value based on market multiples of revenue and earnings derived from comparable publicly traded companies with similar operating and investment characteristics.

Identified Intangible Assets

The Company amortizes definite-lived intangible assets (including developed technology, customer relationships, technology licenses and trade names) on a straight-line basis over their estimated useful lives. In-process research and development (“IPRD”) assets represent the fair value of incomplete R&D projects that had not reached technological feasibility as of the date of the acquisition and are initially not subject to amortization. Upon completion of development, IPRD assets are transferred to developed technology and are amortized over their useful lives. The asset balances relating to abandoned projects are impaired and expensed to R&D.

The Company evaluates definite-lived intangible assets for impairment in accordance with ASC 360-10-35, “Impairment or Disposal of Long-Lived Assets” to determine whether facts and circumstances (including external factors such as industry and economic trends and internal factors such as changes in the Company’s business strategy and forecasts) indicate that the carrying amount of the assets may not be recoverable. If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amounts over the fair value of those assets and are recognized in the period in which the impairment determination was made.

Revenue Recognition

The Company generates revenue primarily from the sale of semiconductor products, either directly to a customer or to a distributor, or at completion of a consignment process. Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. A majority of the Company’s revenue is recognized at a point in time, either on shipment or delivery of the product, depending on individual customer terms and conditions. Revenue from sales to the Company’s distributors is recognized upon shipment of the product to the distributors (sell-in). Revenue is recognized from the Company’s consignment programs at a point in time when the products are pulled from consignment inventory by the customer. Revenue recognized for products and services over time is less than 3% of overall revenue. The Company applies a five-step approach, as defined in ASC 606, in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations in the contract; and (5) recognizing revenue when the corresponding performance obligation is satisfied.

Sales agreements are in place with certain customers and contain terms and conditions with respect to payment, delivery, warranty and supply, but typically do not require minimum purchase commitments. In the absence of a sales agreement, the Company’s standard terms and conditions apply. The Company considers a customer’s purchase order, which is governed by a sales agreement or the Company’s standard terms and conditions, to be the contract with the customer.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The Company’s pricing terms are negotiated independently on a stand-alone basis. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. Variable consideration in the form of rebate programs is offered to certain customers, including distributors, and represents approximately 7% of net revenue in fiscal 2026. The Company determines variable consideration by estimating the most likely amount of consideration it expects to receive from the customer. The Company’s terms and conditions do not give its customers a right of return associated with the original sale of its products. However, the Company may authorize sales returns under certain circumstances, which include courtesy returns and like-kind exchanges. The Company reduces revenue and records reserves for product returns and allowances, rebate programs and scrap allowance based on historical experience or specific identification depending on the contractual terms of the arrangement.

The Company’s accounts receivable balance is from contracts with customers and represents the Company’s unconditional right to receive consideration from its customers. Payments are due upon completion of the performance obligation and subsequent invoicing. Substantially all payments are collected within the Company’s standard terms, which do not include any financing components. There have been no material impairment losses on accounts receivable for fiscal years 2026, 2025 or 2024. Contract assets and contract liabilities recorded in the Consolidated Balance Sheets were immaterial as of March 28, 2026 and March 29, 2025.

The Company invoices customers upon shipment and recognizes revenue in accordance with delivery terms. As of March 28, 2026, the Company had $102.9 million in remaining unsatisfied performance obligations with an original duration greater than one year, of which the majority is expected to be recognized as income over the next 12 months.

The Company includes shipping charges billed to customers in “Revenue” and includes the related shipping costs in “Cost of goods sold” in the Consolidated Statements of Operations. Taxes assessed by government authorities on revenue-producing transactions, including tariffs, value-added taxes and excise taxes, are excluded from revenue in the Consolidated Statements of Operations.

The Company incurs commission expense that is incremental to obtaining contracts with customers. Sales commissions (which are recorded in the “Marketing and selling” expense line item in the Consolidated Statements of Operations) are expensed when incurred because such commissions are not owed until the performance obligation is satisfied, which coincides with the end of the contract term, and therefore, no remaining period exists over which to amortize the commissions.

Research and Development

The Company charges all research and development (“R&D”) costs to expense as incurred.

Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting and tax basis of assets and liabilities and for tax carryforwards. Deferred tax assets and liabilities for each tax jurisdiction are measured using the enacted statutory tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets to the extent the Company determines it is more likely than not that some portion or all of its deferred tax assets will not be realized.

A more-likely-than-not recognition threshold is required to be met before the Company recognizes the benefit of an income tax position in its financial statements. The Company’s policy is to recognize accrued interest and penalties, if incurred, on any unrecognized tax benefits as a component of income tax expense.

The Global Intangible Low-Taxed Income (“GILTI”) and Foreign-Derived Intangible Income (“FDII”) provisions became effective for the Company in fiscal 2019. The Company has elected to treat taxes related to GILTI inclusions as a period cost and therefore does not recognize deferred tax assets or liabilities for basis differences expected to give rise to future GILTI inclusions. The tax effects of FDII are recognized in the period in which the related income is earned.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

In accordance with ASC 740, “Income Taxes,” the Company recognizes a deferred tax liability for income taxes on unremitted foreign earnings of foreign subsidiaries which the Company intends to repatriate. If the Company asserts that such earnings will be permanently reinvested, a deferred tax liability is not recognized related to such earnings. It is the Company’s intent to repatriate all previously taxed earnings of foreign subsidiaries from outside the U.S.

Stock-Based Compensation

In accordance with ASC 718, “Compensation – Stock Compensation” (“ASC 718”), stock-based compensation cost is measured at the grant date, based on the estimated fair value of the awards. The fair value of employee stock purchase plan awards is estimated on the date of grant using a Black-Scholes pricing model based on the historical volatility, dividend yield, term and risk-free interest rate. The fair value per unit of each restricted stock unit is determined on the grant date using market price and is recognized as expense over the requisite service period based on awards ultimately expected to vest.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters.”  The functional currency for most of the Company’s international operations is the U.S. dollar.  The functional currency for the remainder of the Company’s foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rates on the balance sheet dates.  Revenue and expenses are translated using the weighted-average exchange rates throughout the year. Translation adjustments are a component of “Accumulated other comprehensive income (loss)” within “Stockholders’ equity” in the Consolidated Balance Sheets.  Foreign currency transaction gains or losses (transactions denominated in a currency other than the functional currency) are reported in “Other income, net” in the Consolidated Statements of Operations.

Supplemental Financial Information

The “Accrued liabilities” balance as of March 28, 2026 includes accrued compensation and benefits of $120.8 million. The “Accrued liabilities” balance as of March 29, 2025 includes accrued compensation and benefits of $89.7 million and accrued rebates of $77.9 million.

The “Other current liabilities” balance as of March 28, 2026 includes a liability of $118.5 million for inventory subject to repurchase in connection with a supply agreement and income taxes payable of $64.4 million. The “Other current liabilities” balance as of March 29, 2025 includes a liability of $130.2 million for inventory subject to repurchase in connection with a supply agreement and income taxes payable of $54.7 million.

Details of “Other operating expense” are as follows (in thousands):

	Fiscal 2026	Fiscal 2025	Fiscal 2024
Restructuring-related charges (1)	$36,905	$60,345	$70,365
Merger-related costs (2)	23,475	—	—
Business transformation costs	860	14,933	11,863
Deferred compensation expense	9,266	2,815	9,879
Start-up costs	14,983	467	—
Other, net (3)	2,024	17,600	11,884
Total	$87,513	$96,160	$103,991

(1) Refer to Note 12 for additional information.

(2) Refer to Note 2 for additional information.

(3) Includes acquisition and integration-related costs and certain settlements, gains, losses and other charges.

Interest income of $43.0 million, $47.1 million and $38.3 million for fiscal years 2026, 2025 and 2024, respectively, is included in “Other income, net.”

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standard Update (“ASU”) 2023-09, “Improvements to Income Tax Disclosures” (“ASU 2023-09”), which requires enhanced disclosures related to income taxes. The amendments in ASU 2023-09 require a public entity to disclose specified additional information in its income tax rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. The amendments also require the Company to disaggregate its taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. The Company adopted this standard for the year ended March 28, 2026 retrospectively for all periods presented in the financial statements. Refer to Note 13 for additional information.

2. PROPOSED MERGERS

On October 27, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), the Company, Comet Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Skyworks (“Merger Sub I”), and Comet Acquisition II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Skyworks (“Merger Sub II”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, (i) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Skyworks (the “Surviving Corporation”), and (ii) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity in the Second Merger and a wholly-owned subsidiary of Skyworks.

At the effective time of the First Merger (the “Effective Time”), each share of the Company’s common stock, par value $0.0001 per share (“Qorvo Common Stock”), outstanding immediately prior to the Effective Time (subject to certain exceptions, including shares of Qorvo Common Stock owned by stockholders of the Company who have not voted in favor of the adoption of the Merger Agreement and have properly exercised appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive (i) 0.960 (the “Exchange Ratio”) shares of Skyworks common stock, without interest, and (ii) $32.50 in cash, without interest, subject to applicable withholding taxes. No fractional shares of Skyworks common stock will be issued in the Mergers, and the Company’s stockholders will receive cash in lieu of any fractional shares, as specified in the Merger Agreement.

If the Mergers are consummated, Qorvo Common Stock will be delisted from the Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934, as amended. The Exchange Ratio is expected to result in the Company’s equityholders and Skyworks equityholders owning approximately 37% and 63%, respectively, of the combined company on a pro forma basis following the closing of the transactions contemplated by the Merger Agreement.

The Merger Agreement contains certain termination rights for each of Skyworks and Qorvo. Under specified circumstances, each of Qorvo and Skyworks will be required to pay the other party a termination fee of $298.7 million, as more fully described in the Merger Agreement. Alternatively, under certain specified circumstances, including termination following an injunction arising in connection with certain antitrust or foreign investment laws, or failure to receive certain required regulatory approvals of specified governmental authorities, Skyworks will be required to pay Qorvo a termination fee of $100.0 million, as more fully described in the Merger Agreement.

On February 5, 2026, Qorvo and Skyworks each received a Request for Additional Information and Documentary Material (the “Second Request”) from the U.S. Federal Trade Commission (“FTC”) in connection with the transaction. The Second Request was issued under notification requirements of the HSR Act. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 30 days after Qorvo and Skyworks have each substantially complied with the Second Request it received, unless the waiting period is voluntarily extended by the parties or terminated sooner by the FTC.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The stockholders of both Qorvo and Skyworks approved the Merger Agreement at each company’s special meeting of stockholders on February 11, 2026. Consummation of the Mergers is subject to required regulatory approvals, including certain antitrust and foreign investment approvals, and the satisfaction of other customary closing conditions. The Company currently anticipates the transaction will be completed early in calendar year 2027.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 28, 2025.

Merger-related costs for fiscal 2026 were approximately $23.5 million, primarily related to legal and professional fees.

3. CONCENTRATIONS OF CREDIT RISK

The Company’s principal financial instrument subject to potential concentration of credit risk is accounts receivable, which is unsecured. The Company provides an allowance for doubtful accounts equal to estimated losses expected to be incurred in the collection of accounts receivable. The Company’s trade receivables are evaluated on a collective (pool) basis and aggregated on the basis of similar risk characteristics, adjusting for broad-based economic indicators as well as customer-specific factors. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk and believes that credit risks are moderated by the financial stability of its major customers, conservative payment terms and the Company’s strict credit policies.

The Company provides products to its largest end customer, Apple Inc., through sales to multiple contract manufacturers, which in the aggregate accounted for approximately 50%, 47% and 46% of total revenue in fiscal years 2026, 2025 and 2024, respectively. Samsung Electronics Co., Ltd., accounted for approximately 10%, 10% and 12% of total revenue in fiscal years 2026, 2025 and 2024, respectively. These customers primarily purchase radio frequency (“RF”) solutions for a variety of mobile devices from the Company’s ACG segment.

The Company’s three largest accounts receivable balances comprised approximately 58% and 64% of aggregate gross accounts receivable as of March 28, 2026 and March 29, 2025, respectively.

4. INVENTORIES

The components of inventories, net of reserves, are as follows (in thousands):

	March 28, 2026	March 29, 2025
Raw materials	$162,588	$184,695
Work in process	265,250	322,814
Finished goods	125,880	133,483
Total inventories	$553,718	$640,992

5. BUSINESS DIVESTITURES

MEMS-based sensing solutions business

In fiscal 2025, the Company determined that there was a more-likely-than-not expectation of divesting its microelectromechanical system (“MEMS”)-based sensing solutions business and impairment testing was triggered, resulting in impairment charges to goodwill and intangible assets (developed technology) of approximately $47.8 million and $31.7 million, respectively.

In the third quarter of fiscal 2026, the Company sold its MEMS-based sensing solutions business for net cash proceeds of approximately $21.5 million, resulting in a gain of $19.2 million, which is recorded in “Other operating expense” in the Consolidated Statement of Operations.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Silicon carbide power device business

In the second quarter of fiscal 2025, the Company determined that there was a more-likely-than-not expectation of divesting its silicon carbide (“SiC”) power device business (the “SiC Disposal Group”) and impairment testing was triggered, resulting in inventory write-downs of $13.7 million (for inventory expected to be disposed of) and impairments of goodwill and intangible assets (primarily developed technology) of $96.5 million and $16.6 million, respectively.

In the fourth quarter of fiscal 2025, the Company sold the SiC Disposal Group, which had a carrying value of $90.6 million, for net cash proceeds of approximately $117.5 million, resulting in a gain of $26.9 million, which is recorded in “Other operating expense” in the fiscal 2025 Consolidated Statement of Operations.

Assembly and test operations in Beijing and Dezhou

In fiscal 2024, the Company entered into a definitive agreement with Luxshare to divest its assembly and test operations in Beijing and Dezhou, China (the “China Disposal Group”). The China Disposal Group met the criteria to be classified as held for sale in accordance with ASC 360, “Property, Plant and Equipment,” in the fourth quarter of fiscal 2024. As the carrying value of the China Disposal Group exceeded the fair value less costs to sell, a loss of $35.3 million (which included a goodwill write-off of $22.0 million) was recorded in “Other operating expense” in the fiscal 2024 Consolidated Statement of Operations.

The Company completed the sale of the China Disposal Group in the first quarter of fiscal 2025 for a purchase price of approximately $234.0 million, resulting in an incremental loss of $6.0 million (which included an additional goodwill write-off of $1.0 million) recorded in “Other operating expense” in the fiscal 2025 Consolidated Statement of Operations. The consideration received was for the cash on hand of the disposed business of $29.0 million, the assets and liabilities of the China Disposal Group of $76.0 million and inventory of $129.0 million. The cash received for inventory related to inventory that the Company sold to Luxshare and is obligated to repurchase at a future date subsequent to the performance of assembly and test services by Luxshare pursuant to a supply agreement.

The cash received from the sale of the assets and liabilities of the China Disposal Group of $76.0 million was included in cash flows from investing activities in the fiscal 2025 Consolidated Statement of Cash Flows, net of a $20.0 million deposit received in fiscal 2024 upon execution of the definitive agreement (which was included in investing activities in the fiscal 2024 Consolidated Statement of Cash Flows). The net proceeds from the sale of inventory subject to repurchase by the Company is included in cash flows from financing activities in the Consolidated Statement of Cash Flows.

6. PROPERTY & EQUIPMENT

The components of property and equipment are as follows (in thousands):

	March 28, 2026	March 29, 2025
Land	$20,606	$23,039
Building and leasehold improvements	338,857	366,061
Machinery and equipment	2,027,411	2,159,937
Construction in progress	104,687	98,223
Total property and equipment, gross	2,491,561	2,647,260
Less accumulated depreciation	(1,781,169)	(1,845,365)
Total property and equipment, net	$710,392	$801,895

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

7. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for fiscal 2026 are as follows (in thousands):

	HPA	CSG	ACG	Total
Balance as of March 29, 2025 (1)	$421,464	$252,317	$1,715,960	$2,389,741
Goodwill impairment	—	(36,515)	—	(36,515)
Balance as of March 28, 2026 (1)	$421,464	$215,802	$1,715,960	$2,353,226

(1) The Company’s goodwill balance is presented net of accumulated impairment losses totaling $1,084.1 million and $1,047.6 million as of March 28, 2026 and March 29, 2025, respectively.

The Company operates under three segments with a total of five reporting units as of March 28, 2026.

In the second quarter of fiscal 2026, the Company consolidated its CSG organizational structure and realigned reporting units within CSG in order to align resources, improve efficiency and narrow its focus on a higher margin portfolio. The Company performed a goodwill impairment assessment for CSG’s reporting units immediately before and after the realignment and concluded that goodwill was not impaired.

In March 2026, due to slower than expected market adoption for certain technologies, the Company revised its forecasts for a reporting unit within the CSG segment and determined it was more likely than not that the fair value of the reporting unit was below its carrying amount, and impairment testing was triggered. The impairment testing resulted in impairments of goodwill and intangible assets (developed technology) of approximately $36.5 million and $45.9 million, respectively. The estimated fair values of the intangible assets and the reporting unit were determined using the income approach, and the significant inputs related to valuing these assets are classified as Level 3 in the fair value hierarchy.

In fiscal 2025, the Company recorded goodwill and intangible asset impairment charges of approximately $96.5 million and $16.6 million, respectively, as a result of the expected divestiture of its SiC power device business, which constituted a reporting unit within the HPA segment. Additionally, the Company recorded goodwill and intangible asset impairment charges of approximately $47.8 million and $31.7 million, respectively, as a result of the expected divestiture of its MEMS-based sensing solutions business, which constituted a reporting unit within the CSG segment. In fiscal 2024, the Company recorded goodwill impairment charges totaling $221.4 million for a reporting unit within the CSG segment as a result of the Company’s interim goodwill impairment assessments. These impairment charges are recorded in “Goodwill and intangible asset impairment” in the Consolidated Statements of Operations.

The following summarizes information regarding the gross carrying amounts and accumulated amortization of intangible assets (in thousands):

	March 28, 2026		March 29, 2025
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Developed technology	$330,939	$239,563	$627,038	$427,366
Customer relationships	39,900	29,588	80,800	62,111
Technology licenses	75,475	55,861	74,976	29,876
Trade names	700	496	700	262
IPRD	—	—	9,579	N/A
Total (1)	$447,014	$325,508	$793,093	$519,615

(1) Amounts include the impact of foreign currency translation.

At the beginning of each fiscal year, the Company removes the gross asset and accumulated amortization amounts of intangible assets that have reached the end of their useful lives and have been fully amortized. Useful lives are estimated based on the expected economic benefit to be derived from the intangible assets. The gross carrying amounts and accumulated amortization of fully impaired intangible assets are written off at the time of impairment.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Total intangible assets amortization expense was $111.1 million, $133.6 million and $127.9 million in fiscal years 2026, 2025 and 2024, respectively.

The following table provides the Company’s estimated amortization expense for intangible assets for the periods indicated (in thousands):

Fiscal Year	Estimated Amortization Expense
2027	$53,000
2028	33,000
2029	21,000
2030	9,000
2031	6,000

8. LEASES

The Company leases certain of its corporate, manufacturing and other facilities from multiple third-party real estate developers. The Company also leases various machinery and office equipment. These operating leases expire at various dates through 2036, and some of these leases have renewal options, with the longest ranging up to two, ten-year periods.

Operating leases are classified in the Consolidated Balance Sheets as follows (in thousands):

	March 28, 2026	March 29, 2025
Other non-current assets	$52,397	$58,511
Other current liabilities	16,468	16,562
Other long-term liabilities	40,615	45,283

Details of operating leases are as follows (in thousands):

	Fiscal Year
	2026	2025	2024
Operating lease expense	$19,020	$19,172	$21,531
Short-term lease expense	6,508	8,342	7,359
Variable lease expense	5,829	4,243	5,323
Cash paid for amounts included in the measurement of operating lease liabilities	19,869	20,392	22,471
Right-of-use assets obtained in exchange for new operating lease liabilities	11,953	14,363	11,750

The weighted-average remaining lease term and weighted-average discount rate for operating leases are as follows:

	March 28, 2026	March 29, 2025
Weighted-average remaining lease term (years)	4.8	5.1
Weighted-average discount rate	4.24%	4.27%

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The aggregate future lease payments for operating leases as of March 28, 2026 are as follows (in thousands):

Fiscal Year
2027	$18,224
2028	15,677
2029	9,735
2030	5,544
2031	4,306
Thereafter	10,320
Total future lease payments	63,806
Less imputed interest	(6,723)
Present value of lease liabilities	$57,083

9. DEBT

The following table summarizes the Company’s outstanding debt (in thousands):

	March 28, 2026	March 29, 2025
4.375% senior notes due 2029	$850,000	$850,000
3.375% senior notes due 2031	700,000	700,000
Unamortized premium and issuance costs, net	(846)	(785)
Total long-term debt	$1,549,154	$1,549,215

Credit Agreement

On April 23, 2024, the Company entered into a five-year unsecured senior credit facility pursuant to a credit agreement with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer and a syndicate of lenders (the “Credit Agreement”), which replaced the previous credit agreement dated as of September 29, 2020. The Credit Agreement provides for a $325.0 million senior revolving line of credit (the “Revolving Facility”). Up to $25.0 million of the Revolving Facility may be used for the issuance of standby letters of credit, and up to $10.0 million of the Revolving Facility may be used for swing line advances (i.e., short-term borrowings made available from the lead lender). The Company may request at any time that the Revolving Facility be increased by up to $325.0 million, subject to securing additional funding commitments from existing or new lenders. The Revolving Facility is available to finance working capital, capital expenditures and other lawful corporate purposes. The initial maturity date of the Revolving Facility is April 23, 2029, which may be extended by up to two years by exercising extension options provided in the Credit Agreement.

At the Company’s option, loans under the Credit Agreement bear interest at (i) the Applicable Rate (as defined in the Credit Agreement) plus Term SOFR (as defined in the Credit Agreement) or (ii) the Applicable Rate plus a rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A., or (c) Term SOFR plus 1.00% (the “Base Rate”). All swing line loans bear interest at a rate equal to the Applicable Rate plus the Base Rate. Term SOFR is the rate per annum equal to the forward-looking SOFR term rate for interest periods of one, three or six months, as selected by the Company, plus an adjustment of 0.10%. The Applicable Rate is determined by reference to a pricing grid based on the Consolidated Leverage Ratio (as defined in the Credit Agreement) or, at the option of the Company, the Debt Rating (as defined in the Credit Agreement). The Applicable Rate for Term SOFR loans ranges from 1.000% per annum to 1.750% per annum and the Applicable Rate for Base Rate loans ranges from 0.000% per annum to 0.750% per annum. Undrawn amounts under the Revolving Facility are subject to a commitment fee ranging from 0.125% to 0.275%. Interest for Term SOFR loans is payable at the end of each applicable interest period or at three-month intervals, if such interest period exceeds three months. Interest for Base Rate loans is payable quarterly in arrears. The Company pays a letter of credit fee equal to the Applicable Rate multiplied by the daily amount available to be drawn under any letter of credit, a fronting fee and any customary documentary and processing charges for any letter of credit issued under the Credit Agreement.

During fiscal 2026, there were no borrowings under the Revolving Facility.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The Credit Agreement contains various conditions, covenants and representations with which the Company must be in compliance in order to borrow funds and to avoid an event of default. As of March 28, 2026, the Company was in compliance with these covenants.

Senior Notes due 2024

On December 14, 2021, the Company issued $500.0 million aggregate principal amount of its 1.750% senior notes due 2024 (the “2024 Notes”). The Company repurchased $27.3 million and $60.3 million of the principal amount of the 2024 Notes in fiscal years 2025 and 2024, respectively, plus accrued and unpaid interest, on the open market, and recognized net gains on debt extinguishment of $0.6 million and $1.8 million in fiscal years 2025 and 2024, respectively, which is included in “Other income, net” in the Consolidated Statements of Operations. The Company repaid the remaining principal balance of $412.5 million of the 2024 Notes, plus accrued and unpaid interest, with cash on hand upon maturity in December 2024.

Interest paid on the 2024 Notes during fiscal years 2025 and 2024 was $7.2 million and $8.6 million, respectively.

Senior Notes due 2029

On September 30, 2019, the Company issued $350.0 million aggregate principal amount of its 4.375% senior notes due 2029 (the “Initial 2029 Notes”). On December 20, 2019 and June 11, 2020, the Company issued an additional $200.0 million and $300.0 million, respectively, aggregate principal amount of such notes (together, the “Additional 2029 Notes” and collectively with the Initial 2029 Notes, the “2029 Notes”). The 2029 Notes will mature on October 15, 2029, unless earlier redeemed in accordance with their terms. The 2029 Notes are senior unsecured obligations of the Company and are guaranteed, jointly and severally, by certain of the Company’s U.S. subsidiaries (the “Guarantors”).

The Initial 2029 Notes were issued pursuant to an indenture, dated as of September 30, 2019, by and among the Company, the Guarantors and MUFG Union Bank, N.A., as trustee, and the Additional 2029 Notes were issued pursuant to supplemental indentures, dated as of December 20, 2019 and June 11, 2020 (such indenture and supplemental indentures, collectively, the “2019 Indenture”). The Company may redeem the 2029 Notes, in whole or in part, at the redemption prices specified in the 2019 Indenture, plus accrued and unpaid interest. The 2019 Indenture contains customary events of default, including payment default, exchange default, failure to provide certain notices thereunder and certain provisions related to bankruptcy events. The 2019 Indenture also contains customary negative covenants.

Interest is payable on the 2029 Notes on April 15 and October 15 of each year. Interest paid on the 2029 Notes during each of the fiscal years 2026, 2025 and 2024 was $37.2 million.

Senior Notes due 2031

On September 29, 2020, the Company issued $700.0 million aggregate principal amount of its 3.375% senior notes due 2031 (the “2031 Notes”). The 2031 Notes will mature on April 1, 2031, unless earlier redeemed in accordance with their terms. The 2031 Notes are senior unsecured obligations of the Company and are guaranteed, jointly and severally, by the Guarantors.

The 2031 Notes were issued pursuant to an indenture, dated as of September 29, 2020, by and among the Company, the Guarantors and MUFG Union Bank, N.A., as trustee (the “2020 Indenture”). The Company may redeem the 2031 Notes, in whole or in part, at the redemption prices specified in the 2020 Indenture, plus accrued and unpaid interest. The 2020 Indenture contains substantially the same customary events of default and negative covenants as the 2019 Indenture.

The 2031 Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Interest is payable on the 2031 Notes on April 1 and October 1 of each year. Interest paid on the 2031 Notes during fiscal years 2026, 2025 and 2024 was $23.6 million, $23.6 million and $11.8 million, respectively.

Fair Value of Debt

The Company’s debt is carried at amortized cost and is measured at fair value quarterly for disclosure purposes. The estimated fair value of the 2029 Notes and the 2031 Notes as of March 28, 2026 was $829.4 million and $629.5 million, respectively (compared to the outstanding principal amount of $850.0 million and $700.0 million, respectively). The estimated fair value of the 2029 Notes and the 2031 Notes as of March 29, 2025 was $812.8 million and $613.5 million, respectively (compared to the outstanding principal amount of $850.0 million and $700.0 million, respectively). The Company considers its debt to be Level 2 in the fair value hierarchy. Fair values are estimated based on quoted market prices for identical or similar instruments. The 2029 Notes and the 2031 Notes currently trade over-the-counter, and the fair values were estimated based upon the value of the last trade at the end of the period.

Interest Expense

During fiscal 2026, the Company recognized $76.5 million of interest expense primarily related to the 2029 Notes and the 2031 Notes, which was partially offset by $3.3 million of interest capitalized to property and equipment. During fiscal 2025, the Company recognized $82.2 million of interest expense primarily related to the 2024 Notes, the 2029 Notes and the 2031 Notes, which was partially offset by $3.9 million of interest capitalized to property and equipment. Interest expense in fiscal years 2026 and 2025 also includes financing costs related to certain inventory (subject to repurchase) in connection with a supply agreement. During fiscal 2024, the Company recognized $72.1 million of interest expense primarily related to the 2024 Notes, the 2029 Notes and the 2031 Notes, which was partially offset by $2.9 million of interest capitalized to property and equipment.

10. RETIREMENT BENEFIT PLANS

Defined Contribution Plans

The Company offers tax-beneficial retirement contribution plans to eligible employees in the U.S. and certain other countries. Eligible employees in certain countries outside of the U.S. are eligible to participate in stakeholder, group, or national pension plans with differing eligibility and contributory requirements based on local and national regulations. U.S. employees are eligible to participate in the Company’s fully qualified 401(k) plan 30 days after their date of hire. An employee may contribute and invest pretax and/or Roth dollars into the 401(k) plan up to the maximum legal limits (as defined by federal regulations). Employer contributions to the 401(k) plan are made at the discretion of the Company’s Board of Directors.  Employees are immediately vested in their own contributions as well as employer matching contributions.

In total, the Company contributed $23.2 million, $23.5 million and $20.3 million to its domestic and foreign defined contribution plans during fiscal years 2026, 2025 and 2024, respectively.

Defined Benefit Pension Plans

The Company maintains two qualified defined benefit pension plans for its subsidiaries located in Germany. One of the plans is funded through a self-paid reinsurance program with assets valued at $3.8 million as of March 28, 2026 and March 29, 2025 (included in “Other non-current assets” in the Consolidated Balance Sheets). The pension benefit obligations of the Company’s plans totaled $9.4 million and $9.2 million as of March 28, 2026 and March 29, 2025, respectively, which is included in “Accrued liabilities” and “Other long-term liabilities” in the Consolidated Balance Sheets. The benefit obligations for the plans are calculated annually by an independent actuary and require the use of significant judgment including assumptions based on local economic conditions. The net periodic benefit cost was approximately $0.5 million for fiscal years 2026, 2025 and 2024.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Non-Qualified Deferred Compensation Plan

Certain employees and members of the Board of Directors are eligible to participate in the Company’s Non-Qualified Deferred Compensation Plan (the “NQDC Plan”). The NQDC Plan provides eligible participants the opportunity to defer and invest a specified percentage of their cash compensation. The NQDC Plan is a non-qualified plan that is maintained in a rabbi trust, which restricts the Company’s use and access to the assets held but is subject to the claims of the Company’s general creditors in the event that the Company becomes insolvent. The amount of compensation to be deferred by each participant is based on their own elections and is adjusted for any investment changes that the participant directs. This plan does not provide for employer contributions. The deferred compensation obligation and the fair value of the investments held in the rabbi trust were $66.4 million and $58.4 million as of March 28, 2026 and March 29, 2025, respectively. The current portion of the deferred compensation obligation and fair value of the assets held in the rabbi trust were $3.9 million and $2.9 million as of March 28, 2026 and March 29, 2025, respectively, and are included in “Other current assets” and “Accrued liabilities” in the Consolidated Balance Sheets. The non-current portion of the deferred compensation obligation and fair value of the assets held in the rabbi trust were $62.5 million and $55.5 million as of March 28, 2026 and March 29, 2025, respectively, and are included in “Other non-current assets” and “Other long-term liabilities” in the Consolidated Balance Sheets. Fluctuations in the market value of the investments held in the rabbi trust result in the recognition of an investment gain or loss and deferred compensation expense or income. The change in the market value of the assets and the corresponding deferred compensation expense are recognized in “Other income, net” and “Other operating expenses,” respectively, in the Consolidated Statements of Operations.

11. COMMITMENTS AND CONTINGENT LIABILITIES

Purchase Obligations

The Company’s purchase obligations include noncancelable purchases of materials, manufacturing services and equipment and software, with the majority of payments due within the next 12 months. The majority of noncancelable purchase obligations are not recorded as liabilities in the Consolidated Balance Sheet because the Company has not received the related goods or services as of March 28, 2026.

Legal Matters

The Company is involved in various legal proceedings and claims that have arisen in the ordinary course of business that have not been fully adjudicated. The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. The Company regularly evaluates developments in its legal matters that could affect the amount of the previously accrued liability and records adjustments as appropriate. Although it is not possible to predict with certainty the outcome of the unresolved legal matters, it is the opinion of management that these matters will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position or results of operations. The aggregate range of reasonably possible losses in excess of accrued liabilities, if any, associated with these unresolved legal matters is not material.

12. RESTRUCTURING

2026 Restructuring Initiatives

In the second quarter of fiscal 2026, the Company initiated further actions to reduce operating expenses, streamline its manufacturing footprint and accelerate its focus on long-term profitability objectives (the “2026 Restructuring Initiatives”). As part of these actions, the Company decided to close its North Carolina fabrication facility and transfer surface acoustic wave filter production to its Texas fabrication facility. In the fourth quarter of fiscal 2026, the Company completed the sale of its North Carolina fabrication facility for net proceeds of $36.8 million, resulting in a net gain on sale of $7.9 million, and is operating under a short-term supply agreement with the buyer until the Company completes the transfer of SAW filter production to its Texas facility. In addition, the Company consolidated the CSG organizational structure as it continues to align total Company resources, improve efficiency and narrow its focus on a higher margin portfolio.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The following table summarizes the charges resulting from the 2026 Restructuring Initiatives (in thousands):

	Fiscal 2026
	Cost of Goods Sold	Other Operating Expense	Total
Contract termination and other costs	$7,400	$4,162	$11,562
Asset impairment costs and gain on sale (1)	—	(6,131)	(6,131)
One-time employee termination benefits	—	37,086	37,086
Total	$7,400	$35,117	$42,517

(1) “Other Operating Expense” includes a gain on sale of the North Carolina fabrication facility.

The Company expects to incur additional charges associated with the 2026 Restructuring Initiatives of approximately $10.0 million to $20.0 million, primarily related to employee termination benefits.

The following table summarizes the liability activity related to the 2026 Restructuring Initiative (in thousands):

	One-Time Employee Termination Benefits	Contract Termination and Other Costs	Total
Accrued restructuring balance as of March 29, 2025	$—	$—	$—
Costs incurred and charged to expense	37,086	11,562	48,648
Cash payments	(17,230)	(2,069)	(19,299)
Accrued restructuring balance as of March 28, 2026	$19,856	$9,493	$29,349

The Company incurred additional immaterial legal fees and other costs in fiscal 2026 in connection with other miscellaneous restructuring initiatives.

2025 Restructuring Initiatives

In fiscal 2025, the Company initiated actions to reduce operating expenses, streamline its manufacturing footprint and focus on opportunities that align with its long-term profitability objectives (the “2025 Restructuring Initiatives”). As part of these actions, the Company reduced its workforce related to its mass-market Android business, sold its SiC power device business, cancelled certain multiyear projects to update the Company’s core business systems, and began to seek strategic alternatives related to its MEMS-based sensing solutions business. In the third quarter of fiscal 2026, the Company completed the sale of its MEMS-based sensing solutions business, resulting in a gain of $19.2 million, which is included in “Other operating expense” in the Consolidated Statement of Operations.

Refer to Note 5 for additional information regarding the divestitures of the SiC power device business and the MEMS-based sensing solutions business.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The following table summarizes the charges resulting from the 2025 Restructuring Initiatives (in thousands):

	Fiscal 2026
	Cost of Goods Sold	Other Operating Expense	Total
Contract termination and other costs	$3,430	$12,743	$16,173
Asset impairment costs and gain on sale of business (1)	514	(17,702)	(17,188)
One-time employee termination benefits	—	5,387	5,387
Total	$3,944	$428	$4,372

	Fiscal 2025
	Cost of Goods Sold	Goodwill and Intangible Asset Impairment	Other Operating Expense	Total
Contract termination and other costs	$11,622	$—	$43,443	$55,065
Asset impairments and gain on sale of business (2)	14,359	192,569	(10,914)	196,014
One-time employee termination benefits	—	—	7,788	7,788
Total	$25,981	$192,569	$40,317	$258,867

(1) “Other Operating Expense” in fiscal 2026 includes a gain on sale of the MEMS-based sensing solutions business.

(2) “Other Operating Expense” in fiscal 2025 includes a gain on sale of the SiC power device business.

As of March 28, 2026, the Company has recorded cumulative expenses of approximately $71.2 million for contract termination and other costs, $178.8 million for asset impairment costs and gain on sales of businesses, and $13.2 million for one-time employee termination benefits as a result of the 2025 Restructuring Initiatives. The Company does not expect to incur additional material charges related to the 2025 Restructuring Initiatives.

The following table summarizes the liability activity related to the 2025 Restructuring Initiatives (in thousands):

	One-Time Employee Termination Benefits	Contract Termination and Other Costs	Total
Accrued restructuring balance as of March 30, 2024	$—	$—	$—
Costs incurred and charged to expense	7,788	43,443	51,231
Cash payments	(7,311)	(12,955)	(20,266)
Accrued restructuring balance as of March 29, 2025	$477	$30,488	$30,965
Costs incurred and charged to expense	5,387	12,743	18,130
Cash payments	(5,795)	(16,367)	(22,162)
Accrued restructuring balance as of March 28, 2026	$69	$26,864	$26,933

2024 Restructuring Initiative

During fiscal years 2025 and 2024, the Company incurred $18.3 million and $53.0 million, respectively, in restructuring-related charges in connection with an initiative that began in fiscal 2024 to divest its assembly and test operations in China (the “2024 Restructuring Initiative”). The sale of these operations was completed in the first quarter of fiscal 2025 (refer to Note 5 for additional information).

The Company incurred immaterial costs in fiscal 2026 as a result of the 2024 Restructuring Initiative.

2023 Restructuring Initiatives

During fiscal 2024, the Company incurred $37.4 million in restructuring-related charges in connection with initiatives that began in fiscal 2023 to improve efficiencies in its operations and further align the organization with its strategic objectives, which primarily included seeking strategic alternatives related to its biotechnology business (the “2023 Restructuring Initiatives”). The Company completed the sale of its biotechnology business in the third quarter of fiscal 2024.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The Company incurred immaterial costs in fiscal 2026 and fiscal 2025 as a result of the 2023 Restructuring Initiatives.

13. INCOME TAXES

Income before income taxes consists of the following components (in thousands):

	Fiscal Year
	2026	2025	2024
United States	$(102,415)	$(405,546)	$(281,790)
Foreign	500,688	471,445	355,350
Total	$398,273	$65,899	$73,560

The components of the income tax provision are as follows (in thousands):

	Fiscal Year
	2026	2025	2024
Current tax expense (benefit):
Federal	$4,125	$19,482	$36,155
State	1,023	92	232
Foreign	93,520	75,447	88,090
	98,668	95,021	124,477
Deferred tax expense (benefit):
Federal	(22,757)	(91,101)	6,532
State	(2,499)	49	(1,090)
Foreign	(14,128)	6,315	13,963
	(39,384)	(84,737)	19,405
Total	$59,284	$10,284	$143,882

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate, pursuant to the disclosure requirements of ASU 2023-09, is as follows (dollars in thousands):

	Fiscal 2026		Fiscal 2025		Fiscal 2024
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. Federal Statutory Tax Rate	$83,637	21.0%	$13,839	21.0%	$15,448	21.0%
State and Local Taxes, Net of Federal Tax Effect (1)	(1,086)	(0.3)%	(400)	(0.6)%	(1,213)	(1.6)%
Foreign Tax Effects
Singapore
Statutory tax rate difference	(22,235)	(5.6)%	(19,448)	(29.5)%	(20,051)	(27.3)%
Tax holiday and other rate differences	(57,069)	(14.3)%	(48,891)	(74.2)%	(45,580)	(62.0)%
Restructuring-related impact	(19,824)	(5.0)%	—	—%	—	—%
Global minimum taxes	39,002	9.8%	—	—%	—	—%
Other	1,165	0.3%	954	1.4%	1,234	1.7%
Ireland
Statutory tax rate difference	6,569	1.6%	3,828	5.8%	16,596	22.6%
Changes in valuation allowance	(4,948)	(1.2)%	2,784	4.2%	5,251	7.1%
Restructuring-related impact	16,404	4.1%	—	—%	—	—%
Goodwill impairment	—	—%	—	—%	18,237	24.8%
Other	(417)	(0.1)%	(150)	(0.2)%	(23)	—%
France
Statutory tax rate difference	(1,291)	(0.3)%	(688)	(1.0)%	(1,437)	(2.0)%
Changes in valuation allowance	8,037	2.0%	5,762	8.7%	5,724	7.8%
Goodwill impairment	—	—%	—	—%	4,784	6.5%
Other	58	—%	(688)	(1.0)%	(909)	(1.2)%
China
Statutory tax rate difference	47	—%	177	0.3%	2,346	3.2%
Restructuring-related impact	—	—%	(664)	(1.0)%	45,096	61.3%
Other	556	0.1%	(928)	(1.4)%	5,111	6.9%
Other Foreign Jurisdictions
Statutory tax rate difference	8,233	2.1%	3,632	5.5%	4,025	5.5%
Other	139	—%	1,145	1.7%	(125)	(0.2)%
Effect of Cross-Border Tax Laws
Global intangible low-taxed income	71,418	17.9%	70,132	106.4%	110,572	150.3%
Subpart F income	12,731	3.2%	9,599	14.6%	19,121	26.0%
Foreign-derived intangible income	(4,486)	(1.1)%	(4,848)	(7.4)%	—	—%
Restructuring-related impact	(6,461)	(1.6)%	5,034	7.6%	—	—%
Other	(340)	(0.1)%	(672)	(1.0)%	574	0.8%
Tax Credits
Research & development credits	(30,354)	(7.6)%	(25,305)	(38.4)%	(22,392)	(30.4)%
Foreign tax credit	(77,588)	(19.5)%	(32,142)	(48.8)%	(46,940)	(63.8)%
Restructuring-related impact	5,409	1.4%	(5,944)	(9.0)%	(7,624)	(10.4)%
Changes in Federal Valuation Allowance	(41)	—%	27,938	42.4%	24	—%
Nontaxable or Nondeductible Items
Disallowed stock-based and officers’ compensation	14,634	3.7%	11,793	17.9%	10,148	13.8%
Restructuring-related impact	—	—%	(2,093)	(3.2)%	5,388	7.3%
Goodwill impairment	3,987	1.0%	—	—%	5,489	7.5%
Other	3,685	0.9%	1,434	2.2%	6,574	8.9%
Changes in Unrecognized Tax Benefits	9,603	2.4%	(5,016)	(7.6)%	8,451	11.5%
Other Adjustments	110	0.1%	110	0.2%	(17)	—%
Effective Tax Rate	$59,284	14.9%	$10,284	15.6%	$143,882	195.6%

(1) Primarily consisting of taxes attributable to California and Texas.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted in the United States. The OBBBA permanently extends several tax provisions originally introduced under the 2017 Tax Cuts and Jobs Act, and also repeals, modifies and introduces various other tax measures with varying effective dates. The OBBBA did not have a material impact on the Consolidated Financial Statements for the fiscal year ended March 28, 2026.

The following table presents cash paid for income taxes, net of refunds received, by jurisdiction, pursuant to the disclosure requirements of ASU 2023-09 (in thousands):

	Fiscal Year
	2026	2025	2024
Federal	$13,659	$8,065	$16,123
State and local	1,089	444	841
Foreign
China	15,344	31,588	42,955
Singapore	22,505	24,891	33,414
Germany	3,295	22,268	11,333
Other	40	1,956	(14)
Total	$55,932	$89,212	$104,652

The timing of cash tax payments and refunds is determined by jurisdiction-specific statutory requirements, which may not correspond to the period in which the related income tax expense is recognized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis used for income tax purposes. The deferred income tax assets and liabilities are measured in each taxing jurisdiction using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Significant components of the Company’s net deferred income taxes are as follows (in thousands):

	March 28, 2026	March 29, 2025
Deferred income tax assets:
Capitalized research and development expenses	$103,142	$96,198
Research and other tax credits	43,312	42,066
Employee benefits	37,412	34,335
Capital loss carryforwards	29,221	29,334
Net operating loss carryforwards	25,437	25,045
Inventories	17,593	17,485
Lease liabilities	12,871	13,713
Other	21,050	14,012
Total deferred income tax assets	290,038	272,188
Valuation allowance	(90,855)	(85,722)
Total deferred income tax assets, net of valuation allowance	$199,183	$186,466
Deferred income tax liabilities:
Property and equipment	$(28,703)	$(34,912)
Intangible assets	(17,897)	(34,289)
Right-of-use assets	(11,819)	(12,985)
Accrued tax on unremitted foreign earnings	(8,906)	(8,701)
Other	(2,356)	(4,948)
Total deferred income tax liabilities	(69,681)	(95,835)
Net deferred income tax asset	$129,502	$90,631
Amounts included in the Consolidated Balance Sheets:
Other non-current assets	$130,794	$101,439
Other long-term liabilities	(1,292)	(10,808)
Net deferred income tax asset	$129,502	$90,631

The Company has recorded a valuation allowance against certain U.S. and foreign deferred tax assets as of March 28, 2026 and March 29, 2025. These valuation allowances were established based upon management’s opinion that it is more likely than not (a likelihood of more than 50 percent) that the benefit of these deferred tax assets will not be realized.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The components of the change in valuation allowances and ending balances are as follows (in thousands):

	Fiscal Year
	2026	2025	2024
Beginning valuation allowance	$85,722	$43,636	$35,896
Charged (credited) to income tax provision:
Domestic tax attributes and deferred tax assets	746	33,344	(3,367)
Foreign tax attributes and deferred tax assets	3,311	8,802	10,904
Translation and other charges (1)	1,076	(60)	203
Ending valuation allowance	$90,855	$85,722	$43,636
Components of ending valuation allowance:
Domestic deferred tax assets	$66,516	$65,769	$32,406
Foreign deferred tax assets	24,339	19,953	11,230
Valuation allowance	$90,855	$85,722	$43,636

(1) Other charges primarily relate to purchase accounting adjustments.

As of March 28, 2026, the Company had federal tax loss carryforwards of approximately $20.4 million, some of which expire in fiscal years 2029 to 2038, and state tax loss carryforwards of approximately $91.9 million, some of which expire in fiscal years 2027 to 2044, the remainder of which will carry forward indefinitely. Federal research tax credits of $87.7 million expire in fiscal years 2044 to 2046, and a portion of the Company’s state research tax credits of $72.0 million expire in fiscal years 2027 to 2043, while the remainder carry forward indefinitely. The Company had foreign tax loss carryforwards of $97.0 million as of March 28, 2026, the majority of which will carry forward indefinitely. Each tax loss carryforward and tax credit expires only if unused prior to its respective expiration date. The utilization of acquired domestic tax assets is subject to certain annual limitations as required under Section 382 of the Internal Revenue Code of 1986, as amended, and similar state income tax provisions.

The Company currently operates in numerous international jurisdictions, which expose the Company to taxation in various regions. The Company is not permanently reinvested on earnings of its foreign subsidiaries which have been subject to U.S. federal taxation and has recognized a corresponding deferred tax liability for the estimated tax that would be incurred upon repatriation.

The Company has foreign subsidiaries with tax holiday agreements in Costa Rica and Singapore, which provide for reduced income tax rates expiring in December 2027 and December 2031, respectively. These incentives are contingent upon the Company satisfying specified employment and investment requirements. Upon the divestiture of operations in Costa Rica, the Company began the process to deregister from the Costa Rica tax holiday agreement. As a result of the Company’s active tax holiday agreements, income tax expense decreased relative to the statutory rate by $64.0 million (an impact of approximately $0.69 per basic share and $0.68 per diluted share) in fiscal 2026 and $54.0 million (an impact of approximately $0.57 per basic and diluted share) in fiscal 2025. The overall benefit derived from the Company’s Singapore tax holiday was adversely impacted in fiscal 2026 due to Singapore’s implementation of a minimum tax of 15% on income, which resulted in the Company recording $39.0 million of incremental income tax expense. Certain countries in which the Company operates, including Singapore, have implemented legislation and other guidance to align their international tax rules with the Organization for Economic Co-operation and Development’s (the “OECD”) Base Erosion and Profit Shifting recommendations and action plan, including establishment of a minimum tax of 15% on global income (commonly referred to as the OECD’s global minimum tax regime or “Pillar Two”). On January 5, 2026, the OECD released additional Pillar Two guidance introducing a new “side-by-side” system, which, upon adoption by local legislatures, will exclude U.S. headquartered companies from some aspects of minimum taxation.

The Company’s gross unrecognized tax benefits totaled $154.6 million, $145.7 million and $158.9 million as of March 28, 2026, March 29, 2025 and March 30, 2024, respectively. Of these amounts, $148.8 million, $139.6 million and $152.6 million as of March 28, 2026, March 29, 2025 and March 30, 2024, respectively, represent the amounts of unrecognized tax benefits that, if recognized, would impact the effective tax rate in each of the fiscal years.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The Company’s gross unrecognized tax benefits increased from $145.7 million as of March 29, 2025 to $154.6 million as of March 28, 2026, primarily due to current year tax positions, partially offset by the expiration of statute of limitations on prior-year positions.

A summary of the changes in the amount of gross unrecognized tax benefits is as follows (in thousands):

	Fiscal Year
	2026	2025	2024
Beginning balance	$145,717	$158,899	$152,331
Additions based on positions related to current year	11,832	16,696	5,298
Additions for tax positions in prior years	578	1,593	2,280
Reductions for tax positions in prior years	(1,297)	(536)	(2,416)
Expiration of statute of limitations	(2,197)	(24,983)	(436)
Other (reductions) additions (1)	—	(5,952)	1,842
Ending balance	$154,633	$145,717	$158,899

(1) Relates to divestitures and purchase accounting related adjustments.

It is the Company’s policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. During fiscal years 2026, 2025 and 2024, the Company recognized $0.8 million, $2.2 million and $3.5 million, respectively, of interest and penalties related to uncertain tax positions. Accrued interest and penalties related to unrecognized tax benefits totaled $8.3 million, $7.5 million and $5.3 million as of March 28, 2026, March 29, 2025 and March 30, 2024, respectively.

The unrecognized tax benefits of $154.6 million and accrued interest and penalties of $8.3 million as of March 28, 2026 are recorded in the Consolidated Balance Sheet as a $44.4 million other long-term liability, with the balance reducing the carrying value of the gross deferred tax assets.

The Company files a consolidated U.S. federal income tax return, as well as separate and combined income tax returns in numerous state and international jurisdictions. The Company’s fiscal 2021 U.S. federal and state tax returns and subsequent tax years remain open for examination, as well as attributes brought forward into those years. As of March 28, 2026, the Company’s U.S. federal income tax return for fiscal 2023 is under examination. While the ultimate resolution of this examination is uncertain, the Company believes that its tax positions are reasonably supported and that adequate reserves, if any, have been recorded in accordance with ASC 740. The Company is also subject to examination by various international tax authorities, with tax years subject to examination varying by jurisdiction.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

14. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Fiscal Year
	2026	2025	2024
Numerator:
Numerator for basic and diluted net income (loss) per share — net income (loss) available to common stockholders	$338,989	$55,615	$(70,322)
Denominator:
Denominator for basic net income (loss) per share — weighted-average shares	92,592	94,586	97,557
Effect of dilutive securities:
Stock-based awards	955	864	—
Denominator for diluted net income (loss) per share — adjusted weighted-average shares and assumed conversions	93,547	95,450	97,557
Basic net income (loss) per share	$3.66	$0.59	$(0.72)
Diluted net income (loss) per share	$3.62	$0.58	$(0.72)

In the computation of diluted net income per share for fiscal years 2026 and 2025, approximately 1.1 million and 1.0 million shares, respectively, of outstanding stock-based awards were excluded because the effect of their inclusion would have been anti-dilutive. In the computation of net loss per share for fiscal 2024, approximately 1.5 million shares of outstanding stock-based awards were excluded because the effect of their inclusion would have been anti-dilutive.

15. STOCK-BASED COMPENSATION

Total pre-tax stock-based compensation expense recognized in the Consolidated Statements of Operations was $136.1 million, $136.3 million and $120.8 million for fiscal years 2026, 2025 and 2024, respectively. The net tax benefit realized for the tax deduction from stock-based compensation was $14.7 million, $17.3 million and $16.2 million for fiscal years 2026, 2025 and 2024, respectively.

Equity Incentive Award Plan

Amended and Restated 2022 Stock Incentive Plan – Qorvo, Inc.

The Company currently grants equity-based awards to eligible employees, directors and independent contractors under the Qorvo, Inc. Amended and Restated 2022 Stock Incentive Plan (the “2022 Plan”), which was amended and restated upon approval by stockholders at the Annual Meeting of Stockholders held on August 13, 2025 to increase the number of shares that may be issued in connection with awards granted thereunder by approximately 3.2 million shares (subject to adjustment for anti-dilution purposes). Under the 2022 Plan, the Company is permitted to grant awards, such as restricted stock units (“RSUs”), restricted stock awards, performance shares, performance units, stock options, stock appreciation rights and phantom stock awards, to eligible participants. The maximum number of shares issuable under the 2022 Plan may not exceed approximately 7.7 million shares (subject to adjustment for anti-dilution purposes). As of March 28, 2026, approximately 3.8 million shares were available for issuance under the 2022 Plan.

Restricted Stock Units

The RSUs granted by the Company in fiscal years 2026, 2025 and 2024 are either service-based or performance-based. Service-based RSUs generally vest over a four-year period from the grant date. Performance-based awards are comprised of corporate objective-based awards and gross margin-based awards. Corporate objective-based awards are earned based on Company achievement of specific performance targets and, if earned, generally vest one-half when earned and the remaining balance vests in equal installments over each of the following two years. Gross margin-based awards are earned based on Company achievement of gross margin targets and, if earned, generally vest when earned. RSUs granted to non-employee directors generally vest over a one-year period from the grant date. In fiscal 2026, each non-employee director was eligible to receive an annual grant of RSUs.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The RSUs granted to certain officers of the Company generally will, in the event of the officer’s termination other than for cause and subject to the officer executing certain agreements in favor of the Company, continue to vest pursuant to the same vesting schedule as if the officer had remained an employee of the Company and, as a result, these awards are expensed at grant date. In fiscal 2026, stock-based compensation of $34.9 million was recognized upon the grant of 0.1 million service-based RSUs and 0.3 million performance-based RSUs to certain officers of the Company.

The fair value per unit of each RSU is determined on the grant date, and the compensation expense is based on awards ultimately expected to vest. The Company has elected to estimate forfeitures at the time of grant and if actual forfeitures differ from those estimates, the Company revises the estimates in subsequent periods. Based upon historical pre-vesting forfeiture experience, the Company assumed an annualized forfeiture rate of 2.4% for RSUs.

A summary of activity with respect to RSUs under the Company’s director and employee stock plans is as follows:

	RSUs (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested balance as of March 29, 2025	2,820	$102.45
Granted	1,601	87.26
Vested	(1,157)	106.83
Forfeited	(293)	96.94
Unvested balance as of March 28, 2026	2,971	94.07

As of March 28, 2026, total remaining unearned compensation cost related to unvested RSUs was $167.0 million, which will be amortized over the weighted-average remaining service period of approximately 1.3 years.

The total intrinsic value of RSUs that vested during fiscal years 2026, 2025 and 2024 was $96.4 million, $96.3 million and $85.8 million, respectively, based upon the fair market value of the Company’s common stock on the vesting date. The Company settles RSUs with newly issued shares of the Company’s common stock. For the majority of RSUs, shares are issued on the vesting date net of the amount of shares needed to satisfy statutory tax withholding obligations to be paid by the Company on behalf of the employees. As a result, the actual number of shares issued will be fewer than the number of RSUs unvested.

Amended and Restated Employee Stock Purchase Plan

The Qorvo, Inc. Amended and Restated 2007 Employee Stock Purchase Plan (the “ESPP”), which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code, was assumed by the Company in connection with the Business Combination and was amended and restated upon approval by stockholders at the Annual Meeting of Stockholders held on August 13, 2025 to increase the number of shares that may be made available for sale thereunder by 4.0 million shares (subject to adjustment for anti-dilution purposes). All employees who meet the eligibility requirements of the plan may participate in the ESPP, which provides employees an opportunity to acquire the Company’s common stock at 85% of the lower of the closing price per share of the Company’s common stock on the first or last day of each six-month purchase period. The maximum number of shares issuable under the ESPP is approximately 10.2 million shares (subject to adjustment for anti-dilution purposes). As of March 28, 2026, 5.0 million shares were available for future issuance under this plan. The Company makes no cash contributions to the ESPP but bears the expenses of its administration. The Company issued 0.7 million shares under the ESPP in fiscal 2026 and 0.5 million shares in both fiscal years 2025 and 2024.

Cash received from participation in the ESPP (excluding accrued unremitted employee funds) was approximately $36.9 million for fiscal 2026 and is reflected in cash flows from financing activities in the Consolidated Statement of Cash Flows. The Company settles ESPP purchases with newly issued shares of the Company’s common stock. The fair value of each award is estimated on the date of grant using a Black-Scholes pricing model based on the historical volatility, dividend yield, term and risk-free interest rate.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

16. STOCKHOLDERS’ EQUITY

Stock Repurchase

On November 2, 2022, the Company announced that its Board of Directors authorized a share repurchase program to repurchase up to $2.0 billion of the Company’s outstanding common stock, which included the remaining authorized dollar amount under a prior program terminated concurrent with the new authorization.

Under this program, share repurchases are made in accordance with applicable securities laws on the open market or in privately negotiated transactions. The extent to which the Company repurchases its shares, the number of shares and the timing of any repurchases depends on general market conditions, regulatory requirements, alternative investment opportunities and other considerations. The program does not require the Company to repurchase a minimum number of shares, does not have a fixed term, and may be modified, suspended or terminated at any time without prior notice. Following the execution of the Merger Agreement in the third quarter of fiscal 2026, the Company suspended its share repurchase activity; however, in the fourth quarter of fiscal 2026, the Company resumed share repurchases in accordance with the terms of the Merger Agreement.

During fiscal years 2026, 2025 and 2024, the Company repurchased approximately 6.6 million shares, 4.0 million shares and 4.0 million shares of its common stock, respectively, for approximately $536.7 million, $358.8 million and $403.0 million, respectively (including transaction costs and excise tax, as applicable) under the share repurchase program. As of March 28, 2026, approximately $416.2 million remains authorized for repurchases under the share repurchase program.

Common Stock Reserved For Future Issuance

As of March 28, 2026, the Company had reserved a total of approximately 11.8 million of its authorized 405.0 million shares of common stock for possible future issuance as follows (in thousands):

Company stock incentive plan	3,789
Employee stock purchase plan	5,005
Unvested restricted stock units	2,971
Total shares reserved	11,765

17. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

The Company is organized into three operating and reportable segments that align technologies and applications with customers and end markets: HPA, CSG and ACG.

HPA is a leading global supplier of RF, analog mixed signal and power management solutions. HPA leverages a diverse portfolio of differentiated process technologies and products to serve customers in consumer, defense and aerospace, infrastructure, and industrial and enterprise markets.

CSG is a leading global supplier of connectivity solutions, with broad expertise spanning ultra-wideband, Matter®, Bluetooth® Low Energy, Zigbee®, Thread®, Wi-Fi® and cellular solutions for the Internet of Things to serve customers in automotive, consumer, industrial and enterprise, and mobile markets.

ACG is a leading global supplier of advanced cellular solutions for smartphones, wearables, laptops, tablets and other devices. ACG leverages world-class technology and systems-level expertise to deliver a broad portfolio of high-performance discrete and highly integrated cellular products.

The Company’s three operating and reportable segments are based on the organizational structure and information reviewed by the Company’s Chief Executive Officer, who is also the Company’s chief operating decision maker (the “CODM”). The CODM primarily uses segment operating income (loss) to evaluate each segment’s performance and allocate resources. This measure is utilized during the budgeting and forecasting process to assess profitability and enable decision making regarding strategic initiatives, capital investments and personnel across all operating segments. The Company’s manufacturing facilities service and provide benefit to all three operating segments, and the operating costs of the facilities are reflected in the cost of goods sold for each operating segment. The Company’s operating segments do not have intercompany revenue. The CODM does not evaluate operating segments using discrete asset information.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The following table presents details of the Company’s operating and reportable segments and a reconciliation of segment operating income (loss) to consolidated income before income taxes (in thousands):

	Fiscal Year
	2026	2025	2024
Revenue:
HPA	$705,657	$637,261	$572,953
CSG	421,654	472,521	434,537
ACG	2,551,206	2,609,189	2,762,016
Total revenue	$3,678,517	$3,718,971	$3,769,506
Segment expenses:
HPA
Cost of goods sold	$272,528	$288,847	$279,516
Research and development	150,955	151,139	130,000
Marketing and selling	65,581	63,006	52,565
General and administrative	27,237	25,374	28,371
Segment operating income	189,356	108,895	82,501
CSG
Cost of goods sold	243,521	293,664	291,350
Research and development	127,491	135,580	133,252
Marketing and selling	69,722	76,583	74,455
General and administrative	23,173	22,536	24,129
Segment operating loss	(42,253)	(55,842)	(88,649)
ACG
Cost of goods sold	1,363,621	1,456,799	1,523,025
Research and development	390,596	406,776	373,473
Marketing and selling	55,532	61,654	56,687
General and administrative	74,105	81,513	80,925
Segment operating income	667,352	602,447	727,906
Total segment operating income	$814,455	$655,500	$721,758
Unallocated amounts:
Stock-based compensation expense	(136,070)	(136,346)	(120,834)
Amortization of acquired intangible assets	(84,953)	(110,081)	(121,809)
Restructuring-related charges (1)	(50,739)	(88,182)	(92,764)
Merger-related costs (2)	(23,475)	—	—
Goodwill and intangible asset impairment (3)	(82,369)	(192,569)	(221,414)
Net adjustments related to a terminated capacity reservation agreement	2,010	5,444	(38,419)
Other (4)	(27,435)	(38,239)	(34,817)
Consolidated operating income	411,424	95,527	91,701
Interest expense	(73,134)	(78,328)	(69,245)
Other income, net	59,983	48,700	51,104
Income before income taxes	$398,273	$65,899	$73,560

(1) Refer to Note 12 for additional information.

(2) Refer to Note 2 for additional information.

(3) Refer to Note 7 for additional information.

(4) Includes acquisition and integration-related costs; certain settlements, gains, losses and other charges; costs associated with upgrading certain of the Company’s core business systems; and start-up costs.

The unallocated amounts in the table above are not allocated to the Company’s operating segments because they are not included in the segment operating performance measures evaluated by the Company’s CODM. Except as discussed above regarding the unallocated amounts, the Company’s accounting policies for segment reporting are the same as for the Company as a whole.

Qorvo, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The consolidated financial statements include revenue to customers by geographic region (based on the location of the customers’ headquarters) that are summarized as follows (in thousands):

	Fiscal Year
	2026	2025	2024
Revenue:
United States	$2,315,762	$2,227,177	$2,175,937
China	474,870	620,423	726,810
Other Asia	431,862	444,352	517,683
Taiwan	357,739	341,161	260,839
Europe	98,284	85,858	88,237
Total revenue	$3,678,517	$3,718,971	$3,769,506

The consolidated financial statements include the following long-lived tangible asset amounts related to operations of the Company by geographic region (in thousands):

	March 28, 2026	March 29, 2025
Long-lived tangible assets:
United States	$650,340	$725,620
Other countries	60,052	76,275

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Qorvo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qorvo, Inc. and subsidiaries (the Company) as of March 28, 2026 and March 29, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended March 28, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 28, 2026 and March 29, 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 28, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 28, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 8, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Inventory - Valuation

Description of the Matter	The Company’s inventory, net totaled $553.7 million as of March 28, 2026, representing approximately 9.5% of total assets. As explained in Note 1 to the consolidated financial statements, the Company assesses the valuation of inventories on a material or product family basis each reporting period. Obsolete inventory or inventory in excess of management’s demand forecasts is written down to its estimated net realizable value if less than cost by recording an inventory reserve at each reporting period.

Auditing management’s estimates for inventory reserves involved significant judgment because the assessment considers a number of factors, including demand forecasts, changes in the customer base, and customer acceptance of the Company’s products and technologies that are affected at least partially by market and economic conditions outside the Company’s control.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risk of material misstatement relating to the Company’s inventory reserves estimation process, including controls over management’s development and review of the assumptions and data underlying the inventory reserves.

Our audit procedures included, among others, testing the reasonableness of the significant assumptions and testing the accuracy and completeness of underlying data used in management’s assessment of inventory reserves. We evaluated inventory levels compared to forecasted demand, historical sales and specific product considerations. We also assessed the historical accuracy of management’s estimates for both the demand forecast assumptions and the reserve estimate by comparing management’s historical estimates to actual results.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.
Charlotte, North Carolina
May 8, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Qorvo, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Qorvo, Inc. and subsidiaries’ internal control over financial reporting as of March 28, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Qorvo, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 28, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 28, 2026 and March 29, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended March 28, 2026, and the related notes and our report dated May 8, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s assessment of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Charlotte, North Carolina
May 8, 2026